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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-1
                    (Amendment No. 4 - Final Amendment)
                           TENDER OFFER STATEMENT
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

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                             GALOOB TOYS, INC.
                         (Name of Subject Company)

                             NEW HIAC II CORP.
                                HASBRO, INC.
                                 (Bidders)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                364091 10 8
                   (CUSIP Number of Class of Securities)
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                          Phillip H. Waldoks, Esq.
        Senior Vice President-Corporate Legal Affairs and Secretary
                                Hasbro, Inc.
                             32 W. 23rd Street
                             New York, NY 10010
                         Telephone: (212) 645-2400
                         Facsimile: (212) 741-0663
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:
                          Thomas H. Kennedy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

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                         CALCULATION OF FILING FEE
                    Transaction Valuation* $230,086,776
                        Amount of Filing Fee $46,018

__________
* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 18,127,864 shares of common stock, $0.01 par value per share (the "Shares"), of Galoob Toys, Inc. at a price of $12.00 per Share in cash, without interest. The filing fee calculation is based on the 18,127,864 Shares outstanding as of September 27, 1998 and assumes the issuance prior to the consummation of the Offer (as defined in the Schedule 14D-1), of 1,046,034 Shares upon the exercise of outstanding options and other rights and securities exercisable into Shares that have an exercise price of less than $12.00. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]
      Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $46,018.
      Form or Registration No.:  Schedule 14D-1.
      Filing Party:  Hasbro, Inc. and New HIAC II Corp.
      Date Filed:  October 2, 1998.

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                                TENDER OFFER

      This Amendment No. 4 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 2, 1998 (as amended and supplemented the "Statement") relating to the offer by New HIAC II Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of January 17, 1990, by and between the Company and Mellon Securities Trust Company as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 6.  Interest in Securities of the Subject Company.

      The Offer expired at 12:00 Midnight, New York City time, on Friday, October 30, 1998. Based on information provided by the Depositary, approximately 16,851,673 Shares or 93% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 505,319 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. On November 2, 1998, Parent issued a press release, the text of which is set forth as Exhibit (a)(11) hereto and is incorporated by reference herein.

Item 11.  Materials to be Filed as Exhibits.

      (a)(11)  Press release of Parent dated November 2, 1998.


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 2, 1998

                                    NEW HIAC II CORP.


                                    BY: /s/ Phillip H. Waldoks
                                        --------------------------------
                                        NAME:  PHILLIP H. WALDOKS
                                        TITLE: Senior Vice
                                               President-Corporate Legal
                                               Affairs and Secretary



                                    HASBRO, INC.


                                    BY: /s/ Phillip H. Waldoks
                                        --------------------------------
                                        NAME:  PHILLIP H. WALDOKS
                                        TITLE: Senior Vice
                                               President-Corporate Legal
                                               Affairs and Secretary